

05006368

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

March 4, 2005

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.Y.
Washington, D.C. 20549
USA

File No. 82-3300

SUPPL

Sub: Correspondence relating to Buy Back Offer of the Company

In continuation of our previous letters in connection with the Buy Back Offer of the Company, we forward herewith the following document(s) filed with the domestic stock exchanges thereafter, for your information and record:

Sr. No.	Requirement under Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998	Letter dated	Brief description of contents of the said letter with the relevant enclosures
1.	12(3)/(4)	February 3, 2005	Certificate under Regulation 12(3)/(4) for the month of January, 2005
2.		February 7, 2005	Copy of confirmation received from National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for extinguishment of 6,41,865 equity shares purchased by the Company from January 20, 2005 to February 3, 3005
3.	12(3)/(4)	March 2, 2005	Certificate under Regulation 12(3)/(4) for the month of February, 2005

You are requested to note that the Company has not purchased any shares in February, 2005 and nil reports have been sent to the domestic Stock Exchange(s) on a daily basis informing that no shares have been purchased during the aforesaid period. We enclose a copy of the nil report sent on February 1, 2005. Nil reports have been sent, for other dates in February, 2005 in the same format which you may please note.

Thanking you,
Yours faithfully,
For **Reliance Industries Limited**

K. Sethuraman
Vice President – Corporate Secretarial

Encl: a/a

3/15

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022- 2204 2268, 2285 2214 Website : www.ril.com

February 3, 2005

The Securities and Exchange Board of India
Mittal Court, B Wing, 1st Floor,
Nariman Point,
Mumbai-400021

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers, Dalal Street
Mumbai 400 023

National Stock Exchange of India Ltd.,
Exchange Plaza, 5th Floor, Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051


THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED

The Secretary
The Calcutta Stock Exchange Association Ltd
7, Lyons Range,
Calcutta – 700 001

Dear Sir(s),

Re: Certificate under Regulation 12(3)/(4) of SEBI (Buyback of Securities) Regulations, 1998 for the month of January, 2005

Pursuant to Regulation 12(3) of Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 we hereby certify that the equity shares of Rs. 10 each purchased by the Company from the open market through the Stock Exchanges in electronic form under the Buyback Offer of the Company and credited in the depository account "RIL - Buy Back of Equity Shares – 2005", DP Id: IN300394 and Client Id: 14826373, as per details mentioned below, have been extinguished, within fifteen days from the date of acceptance of the shares. Copy of confirmation dated January 27, 2005 for extinguishment of these shares received from National Securities Depository Limited is enclosed as Annexure – I.




CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS


RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

The details of the shares purchased in electronic form during the period January 10, 2005 to January 19, 2005 are as follows:-

Sl. No.	Date of Purchase	Date of buy-back of securities i.e. Acceptance	Number of securities bought-back	Date of extinguishment of securities bought-back
1	10-Jan-05	12-Jan-05	6,14,880	25-Jan-05
2	10-Jan-05	13-Jan-05	14,900	25-Jan-05
3	10-Jan-05	17-Jan-05	20	25-Jan-05
4	11-Jan-05	13-Jan-05	3,08,500	25-Jan-05
5	11-Jan-05	14-Jan-05	3,500	25-Jan-05
6	12-Jan-05	14-Jan-05	4,00,000	25-Jan-05
7	13-Jan-05	17-Jan-05	2,00,000	25-Jan-05
8	14-Jan-05	18-Jan-05	3,00,000	25-Jan-05
9	17-Jan-05	19-Jan-05	92,772	25-Jan-05
10	18-Jan-05	20-Jan-05	2,93,058	25-Jan-05
			22,27,630	

Consequent to the extinguishment of 22,27,630 equity shares, the paid up equity share capital of the Company stands reduced from 139,63,77,536 shares to 139,41,49,906 shares.

Details of shares bought back during the fortnight January 10, 2005 to January 24, 2005 were published in Indian Express dated January 25, 2005 in compliance with Regulation 15(i) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998. Copy of the advertisement is enclosed as Annexure - II.

The Company has not purchased any shares in physical form during the period January 10, 2005 to January 19, 2005.

Certified and Verified by:
For Reliance Industries Limited

Mukesh D. Ambani
Chairman and Managing Director

Hital R. Meswani
Executive Director

Certified and Verified by:
For Karvy Computershare Pvt. Ltd.
Registrar

Authorised Signatory

Certified and Verified by:
For Chaturvedi & Shah
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For Rajendra & Co.
Chartered Accountants

Akshay R. Shah
Partner
Membership No. 103316

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

National Securities Depository Ltd.

Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013

Tel: 91-22-2499 4200, Fax : 91-22-2497 2993 / 2497 6351, e-mail : info@nsdl.co.in

Ref. : JS/CA/COM/15729/2005 January 27, 2005

Mr. Surendra Pipara
Jt. Company Secretary
Reliance Industries Limited
ICI Godown
Fosberry Road
Off. Reay Road Station (East)
Mumbai - 400 033

Sub. : Buy-back

Dear Sir,

As per the corporate action(s) executed by your R&T Agent/Registry Division viz: Karvy Computershare Pvt. Limited - RIL, Equity Shares were ~~credited~~/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	*ISIN Description*	*D/C*	*Records*	*Quantity*	*Execution Date*
INE002A01018	RELIANCE INDUSTR EQ	DEBIT	1	2,227,630,000	25/01/2005

You may contact your R&T Agent /Registry Division for further details in this regard.

Yours faithfully,

Jayesh Sule
Senior Vice President

The Indian Express
January 25, 2005



Reliance
Industries Limited

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

Buy Back of Equity Shares

The Company has purchased 28,69,495 Equity Shares of Rs. 10 each from open market through National Stock Exchange of India Limited and the Stock Exchange, Mumbai during the period January 10, 2005 to January 24, 2005 (both dates inclusive). The total consideration paid towards the Buy Back of these shares is Rs. 149.61 crore, subject to reconciliation. This information is being published in accordance with the requirements under Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998.

For Reliance Industries Limited
Sd/-
K. Sethuraman
Compliance Officer

For JM Morgan Stanley Private Ltd.
(Manager to the Buy Back)
Sd/-
Authorised Signatory

Dated : January 24, 2005

Reliance
Industries Limited
Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022- 2204 2268, 2285 2214 Website : www.ril.com

February 7, 2005

The Secretary
Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai - 400 001

The Secretary
National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex
Mumbai - 400 051

The Secretary
The Calcutta Stock Exchange Association Ltd
7, Lyons Range,
Calcutta - 700 001

Dear Sir(s),

Sub: Buy Back of Equity Shares of Reliance Industries Limited

We forward herewith copy of confirmation received from National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for extinguishment of 6,41,865 equity shares purchased by the Company from January 20, 2005 to February 3, 2005 (both dates inclusive).

This is for your information and records.

Thanking you.

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

Encl: a/a



National Securities Depository Ltd.

Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013

Tel: 91-22-2499 4200, Fax: 91-22-2497 2993 / 2497 6351, e-mail: info@nsdl.co.in

Ref. : JS/CA/COM/16029/2005

February 5, 2005

The Company Secretary
Reliance Industries Limited
Maker Chambers IV, 3rd Floor
222, Nariman Point
Mumbai - 400 021

Sub. : Buy-back

Dear Sir,

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Karvy Computershare Pvt. Limited - RIL, Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	ISIN Description	D/C	Records	Quantity	Execution Date
INE002A01018	RELIANCE INDUSTRIES EQ	DEBIT	1	641,865.000	05/02/2005

You may contact your R&T Agent/ Registry Division for further details in this regard.

Yours faithfully,

Jayesh Sule
Senior Vice President



Central Depository Services (India) Limited

CDSL/BDO/RV/2004-05/0335 February 7, 2005

Reliance Industries Limited
Maker Chambers IV, 3rd Floor,
222, Nariman Point, Post Box 11717,
Mumbai - 400 021

Kind Attn: Mr. K. Sethuraman
Compliance Officer for Buy Back

Dear Sir,

Sub: Buy Back of Equity Shares.

We write in connection to the captioned subject

Please note that the Equity Capital recorded in the CDSL system, post buyback offer, is Rs. 13,93,50,80,410/-

If you require any clarification in this regard, please feel free to call upon Ms Tara Ajit or Ms. Rupali Kinalekar on 022-22723333 Extn 8685/8608 or email at taraa@cdslindia.com or rupalik@cdslindia.com

Thanking you

Yours sincerely,
For Central Depository Services (India) Limited

Asst. Vice President – Business Development & Operations

Regd. Office : Phiroze Jeejeebhoy Towers, 28th Floor, Dalal Street, Mumbai - 400 023.
Phone : 2272 3333-3224 • Fax : 91-22-2272 3199
Website : www.cdslindia.com

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

March 2, 2005

The Securities and Exchange Board of India
Mittal Court, B Wing, 1st Floor,
Nariman Point,
Mumbai-400021

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers, Dalal Street
Mumbai 400 023

National Stock Exchange of India Ltd.,
Exchange Plaza, 5th Floor, Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange Association Ltd
7, Lyons Range,
Calcutta – 700 001

Dear Sir(s),

Re: Certificate under Regulation 12(3)/(4) of SEBI (Buy Back of Securities) Regulations, 1998 for the month of February, 2005

Pursuant to Regulation 12(3) of Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 we hereby certify that the equity shares of Rs. 10 each purchased by the Company, from the open market through the Stock Exchanges, only in electronic form, under the Buyback Offer of the Company and credited in the depository account "RIL - Buy Back of Equity Shares – 2005", DP Id: IN300394 and Client Id: 14826373, as per details mentioned below, have been extinguished, within fifteen days from the date of acceptance of the shares. Copies of confirmation dated February 5, 2005 and February 7, 2005 for extinguishment of these shares received from National Securities Depository Limited and Central Depository Services (India) Limited respectively are enclosed as Annexure – I & II.


RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS





Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

The details of the shares purchased only in electronic form during the period January 20, 2005 to February 3, 2005 (both dates inclusive) are as follows:-

Sl. No.	Date of Purchase	Date of buy-back of securities i.e. Acceptance	Number of securities bought-back	Date of extinguishment of securities bought-back
1	20-Jan-05	25-Jan-05	4,41,865	5-Feb-05
2	24-Jan-05	27-Jan-05	2,00,000	5-Feb-05
			6,41,865	

Consequent to the extinguishment of the said 6,41,865 equity shares on February 5, 2005, the paid up equity share capital of the Company stands reduced from 139,41,49,906 shares to 139,35,08,041 shares. Capital Structure of the Company, pre and post extinguishment is attached as Annexure – III.

The Company has not purchased any shares during the period February 4, 2005 to February 28, 2005 (both dates inclusive).

Certified and Verified by:
For Reliance Industries Limited

Mukesh D. Ambani
Chairman and Managing Director

Nikhil R. Meswani
Executive Director

Certified and Verified by:
For Karvy Computershare Pvt. Ltd.
Registrar

Authorised Signatory

Certified and Verified by:
For Chaturvedi & Shah
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For Rajendra & Co.
Chartered Accountants

Akshay R. Shah
Partner


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS
RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS



National Securities Depository Ltd.
Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013
Tel: 91-22-2499 4200, Fax : 91-22-2497 2993 / 2497 6351, e-mail : info@nsdl.co.in

Ref. : JS/CA/COM/16029/2005

February 5, 2005

The Company Secretary
Reliance Industries Limited
Maker Chambers IV, 3rd Floor
222, Nariman Point
Mumbai - 400 021

Sub. : Buy-back

Dear Sir,

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Karvy Computershare Pvt. Limited - RIL, Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	*ISIN Description*	*D/C*	*Records*	*Quantity*	*Execution Date*
INE002A01018	RELIANCE INDUSTRIES EQ	DEBIT	1	641,865.000	05/02/2005

You may contact your R&T Agent/ Registry Division for further details in this regard.

Yours faithfully,

Jayesh Sule
Senior Vice President

Central Depository Services (India) Limited

CDSL/BDO/RV/2004-05/0735 February 7, 2005

Reliance Industries Limited
Maker Chambers IV, 3rd Floor,
222, Nariman Point, Post Box: 11717,
Mumbai – 400 021.

Kind Attn: Mr. K. Sethuraman
Compliance Officer-for Buy Back

Dear Sir,

Sub: Buy Back of Equity Shares.

We write in connection to the captioned subject.

Please note that the Equity Capital recorded in the CDSL system, post buyback offer, is Rs. 13,93,50,80,410/-.

If you require any clarification in this regard, please feel free to call upon Ms. Tara Ajit or Ms. Rupali Kinalekar on 022-22723333 Extn: 8685/8608 or email at taraa@cdslindia.com or rupalik@cdslindia.com.

Thanking you.

Yours sincerely,
For **Central Depository Services (India) Limited**

Asst. Vice President –Business Development & Operations

Annexure - III

Capital Structure of the Company – Pre and Post Extinguishment

Particulars		No. of Shares Extinguished	No. of Shares Paid-up
As on January 10, 2005 (Pre Buy Back)	:		139,63,77,536
As on January 25, 2005	:	22,27,630	139,41,49,906
After extinguishment of 22,27,630 equity shares purchased during the period January 10, 2005 to January 19, 2005 (both dates inclusive)			
As on February 5, 2005	:	6,41,865	139,35,08,041
After extinguishment of 6,41,865 equity shares purchased during the period January 20, 2005 to February 3, 2005 (both dates inclusive)			

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Date: 1st February 2005

1. The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
Fax No. 2272 3121/ 2272 2037

2. The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
Fax No. 2659 8237/ 2659 8232

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(i) of the SEBI (Buy Back of Securities) Regulations, 1998, for your records.

Details of purchases:

Date of Purchase	:	1st February 2005
No. of equity shares bought	:	NIL
Average price per share	:	-
Total amount (Rs. in crores with two decimals)	:	-
No. of shares bought through NSE	:	NIL
No. of shares bought through BSE	:	NIL

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Manager to the Buy Back)

Authorised Signatory

cc: Calcutta Stock Exchange Association Limited